UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: October 31, 2018

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-K
☐	Transition Report on Form N-SAR

For the Transition Period Ended: _________________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full name of Registrant:	iMINE Corporation

Address of principal executive office:	8520 Allison Point Blvd Ste. 223 #87928
City State and ZIP Code:	Indianapolis, Indiana 46250

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12(b)-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-Q could not be filed within the prescribed time period.

Prior to March 16, 2018, we were engaged in the development of mining assets. We never generated any revenue from this business and as of October 31, 2018, all of the assets associated with the mining business have been fully reserved against and have no value.

On March 16, 2018, we had a change in management, with the resignation of our sole director and chief executive officer and our chief financial officer, and the appointment of a new director and chief executive officer, who is our sole executive officer and director. With the change of management, we changed our business. We are now in the process of developing the business of selling computer equipment which can be used for the mining of cryptocurrency and testing the equipment through the mining of cryptocurrency and the sale of cryptocurrency on one of the existing exchanges for the mined cryptocurrency. Through October 31, 2018, we had not generated any revenue from this business, and our business activity has been limited to purchasing computer equipment for our inventory, which we had not received as of October 31, 2018, and developing our business plan. Because of the status of our business and our lack of accounting personnel, we were unable to file the Form 10-Q within the prescribed time period.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Daniel Tsai	877-464-6388
Name	Telephone Number

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant’s report on Form 10-Q for the quarter ended October 31, 2018 cannot be filed within the prescribed time period because the registrant requires additional time for compilation and review of its financial statements.

We have generated no revenues since inception.

For the three months ended October 31, 2018, the Company generated a loss of $124,500, or $(0.00) per share (basic and diluted) as compared with net income of $616,806, or $0.01 per share (basic) and $0.00 per share (diluted) for the three months ended October 31, 2017. The net income for the three months ended October 31, 2017 resulted from a management fee recovery $647,770.

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iMINE Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 18, 2018	/s/ Daniel Tsai
Daniel Tsai
Chief Executive Officer

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